SINGLE LIFE TERM INSURANCE RIDER

This rider is part of Your policy. It is issued in consideration of the application and payment of its premiums. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date is the same as the Policy Date unless another date is shown on the Data Pages.

RIDER BENEFIT

This rider provides an additional level death benefit in the amount shown on the current Data Pages. We will pay this rider's death benefit to the beneficiary(ies) listed for this rider upon our receipt of proof of the Insured's death. The Insured under this rider and the death benefit amount are shown on the current Data Pages.

PROTECTION PERIOD

This rider provides protection up to the expiration date shown on the current Data Pages. This rider cannot be renewed beyond this expiration date.

TERM INSURANCE PREMIUMS

We have the right to change the current monthly rates, however, any rates payable in subsequent years will never exceed the guaranteed maximum monthly rates shown in the Table of Guaranteed Maximum Single Life Term Insurance Rider Rates shown on the Data Pages.

We will review the current monthly rates annually. Any change We make will be based on Our future expectations of investment earnings, mortality, persistency, and expenses.

FACE AMOUNT ADJUSTMENTS

You may only increase the face amount of this rider in conjunction with a policy face amount increase. An increase of the face amount of this rider cannot exceed 50% of the policy face amount increase.

Decreases to the face amount of this rider may not be made during the first 2 Policy Years. The minimum decrease amount is $100,000.

If You decrease the policy face amount, a corresponding face amount decrease of this rider's face amount must take place if the rider's face amount would exceeds 50% of the policy face amount after the decrease. There is no minimum decrease amount applicable to a decrease due to the face amount of this rider exceeding the 50% of the policy face amount.

CASH VALUE

This rider provides no cash value.

REINSTATEMENT

If this rider terminates, it may not be reinstated.


                            (Continued on next page)

                                      Principal (r)   Principal Life
                                        Financial    Insurance Company
                                        Group        Des Moines, Iowa 50392-0001

Chairman and Chief Executive Officer


TERMINATION

This rider terminates on:

1.   The expiration date of this rider shown on the current Data Pages;

2.   The date of the death of the Insured under this rider;

3.   Termination of Your policy; or

4. Our receipt of Your Written Request to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our home office to record the cancellation.


SF 528